November 8, 2011

VIA COURIER AND EDGAR

Re:          Information Services Group, Inc. –
Form 10-K for the year ended December 31, 2010

Filed March 16, 2011

File No. 001-33287

Michael McTiernan
Sandra B. Hunter

Division of Corporation Finance
Securities and Exchange Commission
Washington D.C.  20549

Ladies and Gentlemen:

Information Services Group, Inc. (the “Registrant”) is writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 25, 2011 (the “comment letter”) relating to the Form 10-K for the year ended December 31, 2010 filed on March 16, 2011.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 24

ISG Overview, page 24

1.                                      We note your response letter dated September 14, 2009 in which you state that you would provide an expanded discussion with regard to trends, opportunities, challenges, and risks and uncertainties that you believe will materially impact your future operating performance in future filings. We are unable to locate this disclosure in your Form 10-K.  Please advise.

Information Services Group, Inc.	t: 203 517 3100
Two Stamford Plaza	f: 203 517 3199
281 Tresser Boulevard, Stamford, CT 06901	www.informationsg.com

Following the Registrant’s response letter dated September 14, 2009, the Registrant made certain adjustments to its Management’s Discussion and Analysis of Financial Condition; however, in order to more fully address the Staff’s comment, the Registrant has added the following section to its Management’s Discussion and Analysis of Financial Condition in its most recent Form 10-Q for the quarter ended September 30, 2011 filed on November 7, 2011 and will continue to provide a similar discussion in future filings.

BUSINESS OVERVIEW

We are a leading technology insights, market intelligence and advisory services company.  We support private and public sector clients in transforming and optimizing their operational environments through strategic consulting, benchmarking and analytics, managed services and research with a focus on information technology, business process transformation and enterprise resource planning.

Our strategy is to strengthen our existing market position and develop new services and products to support future growth plans.  As a result, we are focused on growing our existing service model, expanding geographically, developing new industry sectors, productizing market data assets, expanding our managed services offering and growing via acquisition. Although we don’t expect any adverse conditions that will impact our ability to execute against our strategy over the next twelve months, the more significant factors that could limit our ability to grow in these areas include global macro-economic conditions and the impact on the overall sourcing market, competition, our ability to retain advisors and reductions in discretionary spending with our top strategic accounts or other significant client events.  Other areas that could impact the business would also include natural disasters, legislative and regulatory changes and capital market disruptions.

We derive our revenues from fees and reimbursable expenses for professional services. A majority of our revenues are generated under hourly or daily rates billed on a time and expense basis. Clients are typically invoiced on a monthly basis, with revenue recognized as the services are provided. There are also client engagements in which we are paid a fixed amount for our services, often referred to as fixed fee billings. This may be one single amount covering the whole engagement or several amounts for various phases or functions. From time to time, we earn incremental revenues, in addition to hourly or fixed fee billings, which are contingent on the attainment of certain contractual milestones or objectives. Such revenues may cause unusual variations in quarterly revenues and operating results.

Our quarterly results are impacted principally by our full-time consultants’ utilization rate, the number of business days in each quarter and the number of our revenue-generating professionals who are available to work. Our utilization rate can be negatively affected by increased hiring because there is generally a transition period for new professionals that result in a temporary drop in our utilization rate. Our utilization rate can also be affected by seasonal variations in the demand for our services from our clients. The number of business work days is also affected by the number of vacation days taken by our consultants and holidays in each quarter. We typically have fewer business work days available in the fourth quarter of the year, which can impact revenues during that period. Time-and-expense engagements do not provide us with a high degree of predictability as to performance in future periods. Unexpected changes in the demand for our services can result in significant variations in utilization and revenues and present a challenge to optimal hiring and staffing. The volume of work performed for any particular client can vary widely from period to period.

Liquidity and Capital Resources, page 29

Capital Resources, page 30

2.                                      We note you indicate that your 2007 Credit Agreement contains a number of covenants.  We further note you indicate that your lenders agreed to amend the total leverage ratio for the remaining life of the 2007 Credit Agreement. In future Exchange Act periodic reports, please specifically identify and briefly describe any financial covenants that may materially restrict your financing flexibility. In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on your financial flexibility, such as by precluding new indebtedness.

The Registrant respectfully advises the Staff that the Registrant will specifically identify and discuss any financial covenants that materially restrict its financing flexibility.  In addition, the Registrant confirms that in future Exchange Act periodic reports it will disclose the actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on your financial flexibility, such as by precluding new indebtedness.

In the Registrant’s most recent Form 10-Q for the quarter ended September 30, 2011 filed on November 7, 2011, the Registrant added the following discussion to the Capital Resources discussion of the Management’s Discussion and Analysis of Financial Condition:

The 2007 Credit Agreement includes quarterly financial covenants that require us to maintain a maximum total leverage ratio (as defined in the 2007 Credit Agreement).  As of September 30, 2011, our maximum total leverage ratio was 3.85 to 1.00 and we were in compliance with all covenants contained in the 2007 Credit Agreement.  The maximum total leverage ratio will continue to decline over the life of the 2007 Credit Agreement.  We currently expect to be in compliance with the covenants contained within the 2007 Credit Agreement.  In the event we are unable to remain in compliance with the debt covenants associated with the 2007 Credit Agreement we have alternative options available to us including, but not limited to, the ability to make a prepayment on our debt without penalty to bring the actual leverage ratio into compliance.  During 2012, we intend to use our surplus operating cash flows to make required principal payments on our outstanding debt.  If, in future filings, it becomes reasonably likely that we may not comply with any material covenant, we intend to disclose additional information describing the impact on our financial condition.

We anticipate that our current cash and the ongoing cash flows from our operations will be adequate to meet our working capital and capital expenditure needs for at least the next twelve months. The anticipated cash needs of our business could change significantly if we pursue and complete additional business acquisitions, if our business plans change, if economic conditions change from those currently prevailing or from those now anticipated, or if other unexpected circumstances arise that may have a material effect on the cash flow or profitability of our business.  If we require additional capital resources to grow our business, either internally or through acquisition, we may seek to sell additional equity securities or to secure debt financing. The sale of additional equity securities or certain forms of debt financing could result in additional dilution to our stockholders. We may not be able to obtain financing arrangements in amounts or on terms acceptable to us in the future.

* * * * * * *

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call David Berger (203) 517-3104 if you wish to discuss the Registrant’s responses to the comment letter.

Very truly yours,

/s/ David Berger
Name:	David Berger
Title:	Executive Vice President &
Chief Financial Officer